Exhibit (a)(10)

For Immediate Release:

Date: December 30, 2003

  FUR INVESTORS ANNOUNCES EXPIRATION OF TENDER OFFER FOR SHARES OF FIRST UNION
                  REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS

      Jericho, New York, December 30, 2003 - FUR Investors, LLC announced today preliminary results of its offer to purchase up to 5,000,000 common shares of beneficial interest of First Union Real Estate Equity and Mortgage Investments ("First Union") (NYSE: FUR), at a cash price of $2.30 per share (subject to applicable withholding of United States federal, state and local taxes), which expired at 12:00 midnight, New York City time, on Monday, December 29, 2003

      Based on a preliminary count by National City Bank, the depositary for the offer, as of the expiration of the offer, approximately 15,770,000 common shares of beneficial interest of First Union, including approximately 122,000 shares that were tendered through notice of guaranteed delivery, were validly tendered in the offer and not withdrawn. FUR Investors expects to purchase 5,000,000 shares, resulting in an estimated proration factor of approximately 32% of the shares validly tendered. The number of shares validly tendered and not withdrawn and the proration factor are preliminary and are subject to verification by National City Bank. The actual number of shares validly tendered and not withdrawn and the final proration factor will be announced promptly following completion of the verification process. Promptly after such announcement, the depositary will issue payment for the shares validly tendered and accepted for payment under the offer and will return all other shares tendered.

      Any questions regarding the tender offer should be directed to MacKenzie Partners, Inc., the information agent for the offer, at (800) 322-2885.